SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ulta Salon, Cosmetics & Fragrance, Inc.
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
90384S303
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	90384S303	13G	Page	2	of	17	Pages

(1)	NAMES OF REPORTING PERSONS. GRP II, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

(5) SOLE VOTING POWER

NUMBER OF	0

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	6,927,494

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	0

WITH	(8) SHARED DISPOSITIVE POWER

6,927,494

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,927,494

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.0%[1]

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 Based on 57,671,142 shares of the Issuer’s Common Stock outstanding as of December 4, 2008, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 10, 2008.

CUSIP No.	90384S303	13G	Page	3	of	17	Pages

(1)	NAMES OF REPORTING PERSONS. GRP II Investors, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

(5) SOLE VOTING POWER

NUMBER OF	0

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	535,042

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	0

WITH	(8) SHARED DISPOSITIVE POWER

535,042

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

535,042

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.9%[2]

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
2 Based on 57,671,142 shares of the Issuer’s Common Stock outstanding as of December 4, 2008, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 10, 2008.

CUSIP No.	90384S303	13G	Page	4	of	17	Pages

(1)	NAMES OF REPORTING PERSONS. GRP II Partners, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

(5) SOLE VOTING POWER

NUMBER OF	0

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	196,741

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	0

WITH	(8) SHARED DISPOSITIVE POWER

196,741

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

196,741

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.3%[3]

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
3 Based on 57,671,142 shares of the Issuer’s Common Stock outstanding as of December 4, 2008, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 10, 2008.

CUSIP No.	90384S303	13G	Page	5	of	17	Pages

(1)	NAMES OF REPORTING PERSONS. GRP Management Services Corp.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

(5) SOLE VOTING POWER

NUMBER OF	0

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	11,433,129

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	0

WITH	(8) SHARED DISPOSITIVE POWER

11,433,129

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,433,129

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.8%[4]

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
4 Based on 57,671,142 shares of the Issuer’s Common Stock outstanding as of December 4, 2008, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 10, 2008.

CUSIP No.	90384S303	13G	Page	6	of	17	Pages

(1)	NAMES OF REPORTING PERSONS. GRPVC, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

(5) SOLE VOTING POWER

NUMBER OF	0

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	7,124,235

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	0

WITH	(8) SHARED DISPOSITIVE POWER

7,124,235

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,124,235

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.4%[5]

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
5 Based on 57,671,142 shares of the Issuer’s Common Stock outstanding as of December 4, 2008, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 10, 2008.

CUSIP No.	90384S303	13G	Page	7	of	17	Pages

(1)	NAMES OF REPORTING PERSONS. Global Retail Partners, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

(5) SOLE VOTING POWER

NUMBER OF	0

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	2,933,588

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	0

WITH	(8) SHARED DISPOSITIVE POWER

2,933,588

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,933,588

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%[6]

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
6 Based on 57,671,142 shares of the Issuer’s Common Stock outstanding as of December 4, 2008, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 10, 2008.

CUSIP No.	90384S303	13G	Page	8	of	17	Pages

(1)	NAMES OF REPORTING PERSONS. GRP Partners, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

(5) SOLE VOTING POWER

NUMBER OF	0

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	190,496

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	0

WITH	(8) SHARED DISPOSITIVE POWER

190,496

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

190,496

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.3%[7]

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
7 Based on 57,671,142 shares of the Issuer’s Common Stock outstanding as of December 4, 2008, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 10, 2008.

CUSIP No.	90384S303	13G	Page	9	of	17	Pages

(1)	NAMES OF REPORTING PERSONS. Steven E. Lebow

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

(5) SOLE VOTING POWER

NUMBER OF	79,000

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	12,288,288

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	79,000

WITH	(8) SHARED DISPOSITIVE POWER

12,288,288

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,367,288

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

21.4%[8]

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
8 Based on 57,671,142 shares of the Issuer’s Common Stock outstanding as of December 4, 2008, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 10, 2008.

CUSIP No.	90384S303	13G	Page	10	of	17	Pages

(1)	NAMES OF REPORTING PERSONS. Yves Sisteron

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

(5) SOLE VOTING POWER

NUMBER OF	193,315

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	11,433,129

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	193,315

WITH	(8) SHARED DISPOSITIVE POWER

11,433,129

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,626,444

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

20.2%[9]

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
9 Based on 57,671,142 shares of the Issuer’s Common Stock outstanding as of December 4, 2008, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 10, 2008.

CUSIP No.	90384S303	13G	Page	11	of	17	Pages

(1)	NAMES OF REPORTING PERSONS. Hervé J.F. Defforey

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

France

(5) SOLE VOTING POWER

NUMBER OF	351,362

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	7,659,277

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	351,362

WITH	(8) SHARED DISPOSITIVE POWER

7,659,277

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,010,639

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.9%[10]

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
10 Based on 57,671,142 shares of the Issuer’s Common Stock outstanding as of December 4, 2008, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 10, 2008.

CUSIP No.	90384S303	13G	Page	12	of	17	Pages

Item 1(a).	Name of Issuer:
Ulta Salon, Cosmetics & Fragrance, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
1000 Remington Blvd., Suite 120
Bolingbrook, IL 60440

Item 2(a).	Name of Person Filing:
(1)	GRP II, L.P.

(2)	GRP II Investors, L.P.

(3)	GRP II Partners, L.P.

(4)	GRP Management Services Corp.

(5)	GRPVC, L.P.

(6)	Global Retail Partners, L.P.

(7)	GRP Partners, L.P.

(8)	Steven E. Lebow

(9)	Yves Sisteron

(10)	Hervé J.F. Defforey

Item 2(b).	Address of Principal Business Office or, if none, Residence:
2121 Avenue of the Stars
31st Floor
Los Angeles, California 90067-5014
Attn: Steven Dietz

Item 2(c).	Citizenship:
GRP II, L.P., GRP II Investors, L.P., GRP II Partners, L.P., GRP Management Services Corp., GRPVC, L.P., Global Retail Partners, L.P. and GRP Partners, L.P.:
Delaware
Steven E. Lebow:
United States
Yves Sisteron
United States
Hervé J.F. Defforey
France

CUSIP No.	90384S303	13G	Page	13	of	17	Pages

Item 2(d).	Title of Class of Securities:
Common Stock, $.01 par value per share

Item 2(e).	CUSIP Number:
90384S303

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
The information in items 1 and 5 through 11 on the cover pages (pp. 2-11) of this Schedule 13G is hereby incorporated by reference.
GRPVC, L.P. (“GRPVC”) is the general partner of each of GRP II, L.P. (“GRP II”) and GRP II Partners, L.P. (“GRP II Partners”), and GRP Management Services Corp. (“GRPMSC”) is the general partner of GRPVC and GRP II Investors, L.P. (“GRP II Investors”). Messrs. Lebow, Sisteron and Defforey are members of the investment committee of GRP II, GRP II Partners and GRP II Investors. Pursuant to contractual arrangements, GRPMSC appoints a majority of the investment committee members of Global Retail Partners, L.P. (“GRP I”) (which also controls the investment decisions of GRP Partners, L.P. (“GRP I Partners”)). Mr. Lebow and Mr. Sisteron own capital stock which represents a majority of the voting stock of GRPMSC and control its actions. As a result, Mr. Lebow and Mr. Sisteron may also be deemed to possess indirect shared beneficial ownership of the shares owned by GRP I and GRP I Partners. Messrs. Lebow, Sisteron and Defforey disclaim beneficial ownership of all such shares except to the extent of their pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

CUSIP No.	90384S303	13G	Page	14	of	17	Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Please see attached Exhibit 1.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 12, 2009

GRP II, L.P.
By:	/s/ Robert S. Guttman
Robert S. Guttman, as attorney-in-fact for
GRP II, L.P.*

GRP II Investors, L.P.
By:	/s/ Robert S. Guttman
Robert S. Guttman, as attorney-in-fact for
GRP II Investors, L.P.*

GRP II Partners, L.P.
By:	/s/ Robert S. Guttman
Robert S. Guttman, as attorney-in-fact for
GRP II Partners, L.P.*

GRP Management Services Corp.
By:	/s/ Robert S. Guttman
Robert S. Guttman, as attorney-in-fact for GRP
Management Services Corp.*

GRPVC, L.P.
By:	/s/ Robert S. Guttman
Robert S. Guttman, as attorney-in-fact for GRPVC, L.P.***

Global Retail Partners, L.P.
By:	/s/ Robert S. Guttman
Robert S. Guttman, as attorney-in-fact for Global Retail Partners, L.P.*

CUSIP No.	90384S303	13G	Page	16	of	17	Pages

GRP Partners, L.P.
By:	/s/ Robert S. Guttman
Robert S. Guttman, as attorney-in-fact for GRP Partners, L.P.*

/s/ Robert S. Guttman
Robert S. Guttman, as attorney-in-fact for
Steven E. Lebow**

/s/ Robert S. Guttman
Robert S. Guttman, as attorney-in-fact for
Yves Sisteron**

/s/ Robert S. Guttman
Robert S. Guttman, as attorney-in-fact for
Hervé J.F. Defforey**

* Robert S. Guttman is signing on behalf of GRP II, L.P., GRP II Investors, L.P., GRP II Partners, L.P., GRP Management Services Corp., Global Retail Partners, L.P., and GRP Partners, L.P. as attorney-in-fact pursuant to a power of attorney for each entity previously filed with the Securities and Exchange Commission on November 1, 2007, and hereby incorporated by reference herein. Each power of attorney was filed as an attachment to a joint filing by each entity on Form 3/A for Ulta Salon, Cosmetics & Fragrance, Inc.
** Robert S. Guttman is signing on behalf of Steven E. Lebow, Yves Sisteron, and Hervé J.F. Defforey as attorney-in-fact pursuant to a power of attorney for each individual previously filed with the Securities and Exchange Commission on October 24, 2007, and hereby incorporated by reference herein. Each power of attorney was filed as an attachment to a joint filing by Messrs. Lebow, Sisteron, and Defforey on Form 3 for Ulta Salon, Cosmetics & Fragrance, Inc.
***Robert S. Guttman is signing on behalf of GRPVC, L.P. as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 12, 2008, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a Schedule 13G filed on behalf of the entities and individuals listed in Item 2(a) hereto.

EXHIBIT 1
Group Members
(1)	GRP II, L.P.

(2)	GRP II Investors, L.P.

(3)	GRP II Partners, L.P.

(4)	GRP Management Services Corp.

(5)	GRPVC, L.P.

(6)	Global Retail Partners, L.P.

(7)	GRP Partners, L.P.

(8)	Steven E. Lebow

(9)	Yves Sisteron

(10)	Hervé J.F. Defforey